Securum Capsa Inc.
(A Delaware C-Corporation)

Financial Statements and
Supplementary Information

December 31, 2020 and 2019

Kent A. Truckenbrod
Certified Public Accountant

Securum Capsa Inc.
(A Delaware C-Corporation)

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2020 and 2019

CONTENTS

KENT A. TRUCKENBROD
Certified Public Accountant

17220 N. Boswell Boulevard,   (623) 242-6231
Suite 130L   FAX (623) 243-6510
Sun City, Arizona 85373   kenttruckenbrod@msn.com



Independent Accountant's Review Report

Board of Directors
Securum Capsa Inc.

I have reviewed the accompanying balance sheets of Securum Capsa Inc. (A Delaware C-corporation) as of December 31, 2020 and 2019, and the related statements of income and retained earnings, changes in equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America: this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principle generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Bases on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

The supplementary information included in the accompanying schedule on pages 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information is the representation of management. I have reviewed the information and, based on my review, I am not aware of any material modifications that should be made to the information in order for it to be in accordance with accounting principles generally accepted in the United States of America. I have not audited the information and, accordingly, do not express an opinion on such information.

Kent Truckenbrod, CPA
Sun City, AZ
August 20, 2021

Securum Capsa, Inc
Balance Sheets
December 31, 2020 and 2019

	2020	2019
Assets		
Current Assets:		
Cash in bank	$3,261	$11,747
Total current assets	3,261	11,747
Property, Plant & Equipment		
Property and improvements -net of accumulated depreciation of $720 and $360, respectively	2,885	3,245
Other Assets		
Patent and patent pending, net of accumulated amortization of 1,334 and 778, respectively	24,565	25,899
Capitalized project	883,720	851,848
Total other assets	908,285	877,747
Total Assets	$914,431	$892,739
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable	$249,833	$117,974
Loans payable	10,250	15,000
Total current liabilities	260,083	132,974
Long-Term Liabilities		
Convertible Notes	969,616	877,988
SBA- Paycheck Protection Loan	88,403	
SBA- EIDL Loan	89,900	
Total Long-Term Liabilities	1,147,919	877,988
Shareholders' Equity		
Capital stock, $.0001 par value, 10,000,000 shares authorized, 7,835,275 and 7,887,566 shares issued	0	0
and outstanding, respectively	783	789
Accumulated Deficit	(494,354)	(119,012)
Total shareholders' equity	(493,571)	(118,223)
Total Liabilities and Shareholders' Equity	$914,431	$892,739

See accompanying notes and independent accountant's review report

Securum Capsa, Inc
Statements of Income and
Retained Earnings
Years ended December 31, 2020 and 2019

	2020	2019
Revenues	$0	$0
General and administrative expenses	385,382	119,113
Income (Loss) from operations	(385,382)	(119,113)
Interest income	40	101
Economic Injury Disaster Loan (EIDL grant)	10,000	0
Other Income	10,040	101
Net income (loss) before taxes	(375,342)	(119,012)
Income taxes	0	0
Net Income (Loss)	(375,342)	(119,012)
Dividends paid	0	0
Retained Earnings, beginning of year	(119,012)	0
Retained Earnings, end of year	($494,354)	($119,012)

Securum Capsa, Inc
Statements of Changes in Stockholder's Equity
Years ended December 31, 2020 and 2019

	2020	2019
Capital Stock		
Balance at beginning of year	$789	$682
Par value of shares issued		
Issued under stock purchase agreement or stock		
grant agreement (2020-364,008 shares; 2019-1,072,311 shares)	36	107
Shares repurchased at par value (2020-416,299 shares)	(42)	
Balance at the End of Year	$783	$789
Accumulated Deficit		
Balance at beginning of year	($119,012)	$0
Net loss for the year	(375,342)	(119,012)
Balance at the End of Year	($494,354)	($119,012)
Total Stockholders' Equity	($493,571)	($118,223)

Securum Capsa, Inc
Statements of Cash Flows
Years ended December 31, 2020 and 2019

	2020	2019
Cash Flows from Operations		
Net Income (Loss)	($375,342)	($119,012)
Reconciliation to net cash provided by operations:		
Amortization	1,334	778
Depreciation	360	360
(Gain) loss on sale or exchange of assets	0	0
Effect of changes in operating working capital items:		
Accounts payable	131,859	117,974
Convertible notes	59,750	669,000
Loans payable	(4,750)	15,000
Net cash provided by operations	(186,789)	684,100
Investment Activities		
Purchases of equipment	0	(3,605)
Repayment of advance to founder		14,747
Capitalized project	0	(692,189)
Net cash provided by (used in) investment activities	0	(681,047)
Financing Activities		
SBA - Paycheck Protection Loan	88,403	0
SBA - Economic Injury Disaster Loan	89,900	0
Net cash provided by (used in) financing activities	178,303	0
Net Increase (Decrease) in Cash	(8,486)	3,053
Cash balance, January 1	11,747	8,694
Cash balance, December 31	$3,261	$11,747
Supplemental Disclosures		
Interest paid	$0	$0
Income taxes paid	$0	$0

See accompanying notes and independent accountant's review report

5

Securum Capsa, Inc

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 1 ORGANIZATION

Securum Capsa, Inc was formed on June 21, 2018 as a Delaware corporation and qualified to conduct business in the state of California on July 9, 2018. The Company is a development stage company that has several product patents and advanced prototypes designed to ensure maximum security for home product delivery. The company plans to manufacture and sell its products to large nationwide companies engaged in home product delivery.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

The Company records revenue when the products are shipped, persuasive evidence of an arrangement exists, the price is fixed and collection is reasonable assured. To date no customer sales have been recorded.

The Company has adopted ASC 606, Revenue from Contracts with Customers, which amended the existing accounting standards for revenue recognition. The new revenue standard does not have a material impact on the amount and timing of revenue recognized in the Company's financial statements.

Inventories

The Company has no inventory.

Income Taxes

Income taxes are provided using the taxes payable method. Currently the Company has no corporate income tax liabilities. Net operating loss carryforward for 2020 is $495,127.

Depreciation and Amortization

Depreciation and amortization are computed using the straight line method for financial reporting purposes over estimated useful lives. Maintenance and repairs are expensed as incurred.

As of the balance sheet date, the estimated useful lives are as follows:

	Estimated Useful Life
Furniture & fixtures	10 years

See independent accountant's review report   6

Securum Capsa, Inc

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 2 (continued)

Use of estimates

The preparation of financial statements requires management to make estimates and
and assumptions that affect the reported amounts of assets and liabilities and disclosure
of contingent assets and liabilities at the date of the financial statements and the reported
amounts of revenues and expenses during the reporting period. Actual results could differ
from those estimates.

NOTE 3 Property and equipment:

Property and equipment are recorded at cost. Depreciation is calculated by the
straight-line method over the estimated useful lives of the assets.

Property and equipment consists of the following:

	2020	2019
Furniture and fixtures	$3,605	$3,605
Less accumulated depreciation	(720)	(360)
	$2,885	$3,245

NOTE 4 Intangible Assets

The Company has capitalized its product development costs to include design, engineering,
research, building multiple product prototypes, testing, brands, and legal fees. Capitalized
project costs was $883,720 and 851,848 for 2020 and 2019, respectively, and not subject to
amortization due to their indefinite life.
Capitalized patent cost is $26,677 for 2020 and 2019 respectively, and amortized straight line
over 20 years, the life of the patent. Amortization expense was $1,334 and $778 in 2020 and
2019, respectively. Estimates for the 5 succeeding years are as follows:

2021	$1,334
2022	1,334
2023	1,334
2024	1,334
2025	1,334

The Company is a development stage company, and thus too early to make any determinations
regarding impairment of intangible assets for 2020 and 2019.

NOTE 5 Short-Term Debt

Company borrowings are informal loan agreements from investors to be repaid within year
at no interest. Loans payable balances were $10,250 and 15,000 for 2020 and 2019,
respectively.

See independent accountant's review report

Securum Capsa, Inc

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 6   **Related Parties**

The Company advanced $14,747 to the founder of the Company in 2018; the advance was repaid in 2019.

NOTE 7   **Convertible Notes**

Convertible Promissory Notes were issued to holders for value received, with simple interest of 3% to be accrued on the outstanding principal amount, with a maturity date of 3 years from issuance of the note. In the event the Company issues and sells shares of its equity securities to investors in an equity financing with total proceeds to the Company of not less than $1,000,000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes) then the outstanding principal and any unpaid accrued interest shall automatically convert in whole to equity securites at a rate set by the note agreement. Value received in the form of services provided to the Company was set at fair value. Services exchanged for convertible notes in 2020 and 2019 was $31,878 and $67,128, respectively.

NOTE 8   **SBA Loans-Covid Reponse**

The Company applied for and received a Paycheck Protection Program (PPP) loan under a new federal program designed to support small businesses during the pandemic. The PPP loan was part of the CARES Act, which was signed into law on March 27, 2020 and was implemented by the SBA with cooperation from the private banks. PPP loans may be fully or partially forgiven by application to the SBA if proceeds are expended based on federal guidelines. A loan in the amount of $88,403 was received and deposited on May 4, 2020. Management anticipates some of this loan will qualify for loan forgiveness to the degree it was spent in accordance with federal regulations. The remainder of the loan must be repaid within 24 months at an interest rate of 1%. Loan repayment schedule has not been provided as of this date.

The Company also applied and received a Economic Injury Disaster Loan (EIDL) in the amount of $89,900 on May 27, 2020. The terms call for monthly payments of $439.00, interest rate of 3.75% over 30 years. Commencement of loan repayment and due date of loan has not been set as of this date.

NOTE 10   **Subsequent Events**

The Company anticipates launching an equity capital raising (crowdfunding) platform in July 2021, in which it will be able to sell securities to the public, including nonqualified investors, for an initial maximum capital raising of $1,070,000, allowing the Company to meet its debt obligations as they become due and fund the Company's future operations.

Management is not aware of any other subsequent events through August 20, 2021 the date on which the financial statements were available to be issued that require recognition or disclosure in the financial statements.

See independent accountant's review report

SUPPLEMENTARY INFORMATION

Securum Capsa, Inc.
General and Administrative Expenses
Years ended December 31, 2020 and 2019

	2020	2019
Automobile and truck	$982	$0
Amortization	1,334	778
Computer & technology	12,676	0
Depreciation	360	360
Legal and accounting	55,346	3,696
Liability insurance	482	0
Miscellaneous	6,484	0
Office expense	4,177	0
Office rent	6,140	555
Officer's salary and benefits	83,651	0
Product samples	8,776	6,940
Professional services	182,455	89,069
Supplies and materials	22,519	17,715
	$385,382	$119,113